EX-99.p.10

LSV ASSET MANAGEMENT

CODE OF ETHICS

AND

PERSONAL TRADING POLICY

April 4, 2025

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I.	GENERAL POLICY

LSV Asset Management (“LSV” or the “Firm”) serves as discretionary investment adviser to a variety of clients, including pension plans, foundations, endowments, corporations, unregistered pooled funds, mutual funds, an exchange-traded fund, sovereign funds, foreign funds (such as UCITS and SICAVs), other investment advisers and other U.S. and international institutions (“Advisory Clients”). The securities accounts over which LSV has investment discretion on behalf of these Advisory Clients are referred to in this document as “Investment Vehicles”.

All natural persons who are employees of LSV (“Staff Members”) must act in accordance with this Code of Ethics and Personal Trading Policy (“Policy”) and in a manner which seeks to avoid any actual or potential conflict of interest. Staff Members must not take advantage of their position of trust and responsibility, and must place the interests of Advisory Clients first. When buying or selling securities, Staff Members must not employ any device, scheme or artifice to defraud, mislead, or manipulate any Investment Vehicle, Advisory Client or any other person in connection with the purchase or sale of any security.

Staff Members are subject to different restrictions and pre-clearance requirements for their personal trades, depending on their responsibilities or location. It is important that all Staff Members read this document carefully and understand the restrictions, pre-clearance, and reporting requirements applicable to them.

In addition to the Policy, Staff Members are subject to all applicable policies and procedures discussed in LSV’s Investment Adviser Policies and Procedures Manual (the “Compliance Manual”), as well as LSV’s Political Contributions Policy, Gifts and Entertainment Policy, Marketing Policy, and Information Security Policy (collectively, the LSV Policies”).

Every Staff Member will be provided and must carefully read this Policy and the other LSV Policies and all amendments thereto, and agree to abide by the terms of each document.

Any questions regarding LSV’s policy or procedures should be referred to the Compliance Department (“Compliance”). All violations must be promptly reported to the Chief Compliance Officer (“CCO”). No retaliation will be taken against any Staff Member solely for, in good faith, reporting a violation of this Policy or any of the other LSV Policies. For the avoidance of doubt, in no event is the Policy or any of the other LSV Policies or any procedures intended to, nor should they be interpreted to, prohibit any activities protected by law, including the provision of information not otherwise protected from disclosure by any applicable law or privilege to any regulator or other governmental agency regarding possible violations of law without disclosure to the Firm.

Disclosure of the Policy

LSV describes the Policy in Item 11. of Form ADV, Part 2A and, upon request, will furnish Advisory Clients with a copy of the Policy. Requests for the Policy can be made by contacting LSV at 312-460- 2443.

II.	CODE OF CONDUCT

●	All Staff Members are to maintain the highest standard of professional conduct.
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●	All Staff Members must maintain the confidentiality of all information entrusted to them by LSV and its Advisory Clients.

●	All Staff Members must serve the best interest of Advisory Clients. All recommendations to Advisory Clients and decisions on behalf of Advisory Clients must be made solely in the best interest of Advisory Clients.

●	All Staff Members must provide to Advisory Clients all reasonably requested information as well as other information they may need to make informed decisions. All Advisory Client and prospective client inquiries must be answered promptly, completely and truthfully.

●	All Staff Members involved in sales situations must discuss fully with the prospective client the nature of services provided by LSV for the compensation it receives. All material facts relating to any actual or potential conflicts of interest involving LSV must be fully disclosed to prospective clients. In addition, these Staff Members, in particular, must comply with the anti-bribery provisions of applicable law, including the Foreign Corrupt Practices Act, when dealing with certain categories of prospective clients as further detailed in LSV’s Gifts and Entertainment Policy.

●	All Staff Members must comply fully with all applicable Federal securities laws and regulatory requirements.

III.	DEFINITIONS

A.	Access Person – A Staff Member who meets any of the following criteria:

●	has access to nonpublic information regarding Advisory Clients’ purchase or sale of securities;
●	is involved in making securities recommendations to Advisory Clients;
●	has access to securities recommendations that are nonpublic;
●	has access to nonpublic information regarding the portfolio holdings of Affiliated Funds;
●	works in LSV’s Chicago office on a substantially full-time basis; or
●	is a director, officer, or active partner of LSV.

B.	Affiliated Funds – any U.S.-registered mutual fund and/or exchange-traded fund to which LSV or an SEI Investments entity serves as investment adviser, investment sub-adviser or principal underwriter (“LSV Funds” and “SEI Funds”).

C.	Reportable Security – any interest or instrument commonly known as a security (whether publicly traded or privately offered) including the following:

●	Equity and equity-like securities, including initial public offerings (“IPOs”)
●	Fixed income securities (excluding the short-term instruments listed below)*
●	Affiliated Funds (includes all LSV Funds, including funds sub-advised by LSV, and SEI Funds)**
●	Exchange-traded funds
●	Convertible bonds
●	Derivatives
●	Cypto assets
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●	Private placements[1]
●	Equity and equity-like securities which an Access Person presents as a gift to a third party, including members of an Access Person’s immediate family

* Obligations issued by state and municipal governments with maturities not longer than 365 days are excluded.

** Reporting of transactions in Affiliated Funds is not required if such transactions are made pursuant to an automatic investment plan, such as the 401(k) plan; provided that if a Staff Member opens a brokerage account within the 401(k) plan, the transactions in such account must be reported on the quarterly securities transaction report or by providing duplicate statements for the account to Compliance.

Reportable Security does not include:

Direct obligations of the Government of the United States; bankers’ acceptances, bank certificates of deposit, commercial paper, and high-quality short-term debt instruments, including repurchase agreements; shares issued by money market funds; shares issued by open-end funds (other than Affiliated Funds); and shares issued by unit investment trusts that are invested exclusively in one or more open-end funds (other than Affiliated Funds).

D.	Pre-Clearance Security – INCLUDES:

●	Equities (from any country)
●	Initial public offerings (IPOs)
●	Private placements
●	Any equity-linked derivative securities (warrants, rights, options, futures, swaps, etc. on individual equities)
●	Convertible bonds

Pre-Clearance Securities DO NOT INCLUDE publicly-traded fixed income securities, mutual funds and exchange-traded funds, including Affiliated Funds, closed-end funds and derivatives on indexes or commodities.

E.	A Security is “being purchased or sold” by an Investment Vehicle from the time the purchase or sale order for the security has been recorded as an active order in LSV’s trade order management system (Charles River Investment Management Solution), until the time when the order has been completed or terminated.

F.	Security generally will have the meaning set forth in Section 202(a)(18) of the Investment Advisers Act of 1940, as amended (the “Advisers Act”), such that it includes: (i) any note, stock, treasury stock, security future, bond, debenture or evidence of indebtedness; (ii) any certificate of interest or participation in any profit-sharing agreement; (iii) any collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, or certificate of deposit for a security; (iv) any fractional undivided interest in oil, gas

1 Private placement means an offering that is exempt from registration under the Securities Act of 1933 pursuant to section 4(2) or section 4(6) or pursuant to Rules 504, 505 or 506 of the Securities Act of 1933 (e.g., hedge funds, private equity funds and limited liability companies).

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or other mineral rights; (v) any put, call, straddle, option or privilege on any security (including a certificate of deposit) or on any group or index of securities (including any interest therein or based on the value thereof); (vi) any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency; or (vii) in general, any interest or instrument commonly known as a “security,” or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase any of the foregoing.

IV.	RESTRICTIONS ON PERSONAL SECURITIES TRANSACTIONS

Access Persons may not purchase or sell, directly or indirectly, any Pre-Clearance Security if the security is currently being purchased or sold, or has been purchased or sold by LSV for an Investment Vehicle in any of the 3 business days prior to the Access Person’s proposed trade in that security.

If an Access Person trades in a Pre-Clearance Security and LSV subsequently purchases or sells that security for an Investment Vehicle during the 3 business day period after the Access Person’s trade in that security, the Access Person’s trade is subject to review and any gains or profits realized may be subject to forfeiture.

If an Access Person has requested pre-clearance to sell a Pre-Clearance Security and that request has been denied, the Access Person can appeal to the CCO if they can evidence that it is a financial hardship for them not to be able to sell the security until LSV is no longer active in that security.

While LSV does not have a formal holding period, once a Pre-Clearance Security has been purchased, the trading patterns of Access Persons who request pre-clearance to sell the same security within 30 days after the initial purchase will be reviewed by Compliance in order to understand the reasoning for the sale, whether similar sales on similar timeframes are expected in the future and other factors that may be relevant based on the particular transaction.

V.	PERSONAL TRADING PRE-CLEARANCE

Access Persons must pre-clear personal transactions in any Pre-Clearance Securities. This includes transactions in any Pre-Clearance Securities (i) in accounts of the Access Person’s immediate family members (i.e., parent, spouse of a parent, child, spouse of a child, spouse, brother, or sister, including step and adoptive relationships or other equivalents living in the same household as the Access Person); (ii) in accounts over which the Access Person has or shares a direct or indirect opportunity to profit or share in any profit derived from any transaction in such accounts through any contract, arrangement, understanding, relationship or otherwise; (iii) in accounts where the Access Person has direct or indirect investment discretion or control; and (iv) in such other circumstances as determined by Compliance.

For Access Persons’ personal investments in LSV’s private funds, acceptance of the Access Person’s subscription document will be deemed to be approval of a pre-clearance request.

Unless otherwise specified by Compliance, any clearance granted is valid for 1 business day, the day on which clearance is granted.

Pre-clearance requests are currently made via the ComplySci platform and must be made during the regular trading hours of the New York Stock Exchange (“NYSE”), provided that trades can be executed

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during NYSE after-hours trading if, and on the same day, pre-clearance has been granted during the regular trading hours of the NYSE. Compliance will address on a case-by-case basis pre-clearance requests involving non-U.S. securities that only trade on non-U.S. exchanges or requests made by Access Persons outside of the regular trading hours of the NYSE.

A determination as to whether non-employees who are working in the Chicago office are subject to the Policy or portions thereof is made on a case-by-case basis by Compliance.

The following transactions do not have to be pre-cleared:

●	Purchases or sales of instruments that are not Pre-Clearance Securities;

●	Purchases or sales over which the Access Person has no direct or indirect influence or control;

●	Purchases or sales which are non-volitional on the part of the Access Person, such as purchases or sales upon exercise of puts or calls written by the Access Person and sales from a margin account pursuant to a bona fide margin call (though the establishment of equity-linked derivative securities giving rise to such non-volitional transactions shall require pre-clearance);

●	Purchases or sales effected within the pre-determined parameters of an automatic investment plan;

●	Purchases effected upon the exercise of rights issued by an issuer pro rata to all holders of a class of its securities, to the extent such rights were acquired from such issuer;

●	Transactions effected in accounts over which a third party exercises discretion, if such account is identified to Compliance and an exception is granted by Compliance; provided that reporting of transactions and holdings in such accounts will typically be required;

●	Transfers of equity or equity-like securities which are made as a gift to a third party, including a member of the Access Person’s immediate family; and

●	Transactions in accounts of immediate family members over which an Access Person may have legal authority due to the holding of a power of attorney or when acting in a similar capacity, but which result from the exercise of such family member’s or a third party manager’s influence or control. In such cases, the immediate family member may not be living in the same household as the Access Person and the Access Person may not have a direct or indirect pecuniary (e.g., economic) interest in the account. Such accounts must be identified to Compliance, and reporting of transactions and holdings in such accounts may be required.

Transactions which appear upon reasonable inquiry and investigation by Compliance to present no reasonable likelihood of harm to any Investment Vehicle and which are otherwise in accordance with Rule l7j-l of the Investment Company Act of 1940 (the “1940 Act”) and other applicable SEC rules shall be entitled to clearance.

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VI.	OTHER RESTRICTIONS

Outside Business Activities

Staff Members may not serve on the board of directors of any publicly-traded company absent prior authorization from the CCO, and any employment or other outside business activity in the financial services industry must be reviewed and approved in advance by the CCO. In addition, all outside business activities, including membership on any for-profit or non-profit company board or other employment, must be reported to Compliance.

VII.	REPORTING REQUIREMENTS

The requirements of this section are applicable to Reportable Securities (i) directly or indirectly owned by the Access Person or a member of the Access Person’s immediate family (i.e., parent, spouse of a parent, child, spouse of a child, spouse, brother, or sister, including step and adoptive relationship or other equivalents living in the same household as the Access Person); (ii) in accounts over which the Access Person has or shares a direct or indirect opportunity to profit or share in any profit derived from any transaction in such accounts through any contract, arrangement, understanding, relationship or otherwise; (iii) in accounts where the Access Person has direct or indirect investment discretion or control; and in such other circumstances as determined by Compliance.

1.  Access Persons must report transactions in Reportable Securities on a quarterly basis, within 30 days after the end of the quarter. Duplicate account statements may be substituted for the report if they are received by Compliance within 30 days after the end of the quarter.

2.  Access Persons must report ALL new and terminated Securities accounts, including accounts that do not hold Reportable Securities and accounts over which they do not have investment discretion, within 30 days after the opening or termination of the account. This information must include the name of the broker dealer or bank at which the account is held and the date the account was established or terminated.

3.   Access Persons must report all holdings of Reportable Securities and a list of all Securities accounts as of the end of the year (or as of an earlier date in December of that year) within 30 days after the end of each calendar year. Information in this report must be current as of a date no more than 45 days before the report is submitted. Duplicate account statements may be substituted for this report if they are received by Compliance within 30 days after the end of the calendar year.

4.  Access Persons must report all holdings of Reportable Securities and a list of all accounts that hold Securities, even accounts that do not hold Reportable Securities, within 10 days of commencement of employment or of becoming an Access Person. The report must show holdings as of a date not more than 45 days prior to the employee becoming an Access Person.

5.  Access Persons who have reported to Compliance accounts over which they do not have investment discretion, must provide acknowledgement that the status of those accounts has not changed on an annual basis via the ComplySci platform.

6.  Staff Members must provide acknowledgement of the Policy and any amendments thereto, on an annual basis via the ComplySci platform.

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7.  Non-employees of LSV who work in the Chicago office, and have been deemed to be subject to some or all of the parts of the Policy, must report, on a quarterly basis, transactions in Reportable Securities.

VIII.	COMPLIANCE REVIEW DUTIES

Compliance will (i) review the reports and information listed in VII. above to ensure that pre-clearance has been appropriately obtained and all information required under the Advisers Act and the 1940 Act is contained in such reports; (ii) review the trading of Access Persons for patterns that may indicate abuse; (iii) decide on appropriate interpretations of and exceptions to the Policy and disciplinary action in the event of violation of the Policy; (iv) report material violations to LSV senior management; (v) report annually to the board of directors of investment company clients regarding material violations of the Policy and certify that appropriate procedures are in place; and (vi) provide copies of the Policy and any amendments thereto to all Staff Members.

IX.	RECORDKEEPING

LSV shall preserve in an easily accessible place:

●	A copy of the current Policy in effect and a copy of any predecessor policy for a period of five years after it was last in effect;

●	A record of any violation of the Policy and of any action taken as a result of the violation, for a period of five years from the end of the fiscal year in which the violation occurred;

●	A record of all acknowledgments, either written or via the ComplySci platform, for each person who is currently, or within the past five years was, required to acknowledge their receipt of this Policy and any amendments thereto. All acknowledgements for a person must be kept for the period such person is a Staff Member of LSV and until five years after the person ceases to be a Staff Member of LSV;

●	A record of each report (or broker confirmations and statements provided in lieu thereof) made by an Access Person for a period of five years from the end of the fiscal year in which the report was made, the first two years in an easily accessible place;

●	A record of the names of persons who are currently, or within the past five years were, Access Persons of LSV;
●	A record of any decision, and the reasons supporting the decision to approve Access Persons’ acquisitions of IPOs or private placements for at least five years after the end of the fiscal year in which the approval is granted; and

●	A copy of each report furnished to the board of any investment company pursuant to Rule 17j-1(c)(2)(ii) of the 1940 Act, describing issues arising under the Policy and certifying that LSV has adopted procedures reasonably designed to prevent Access Persons from violating this Policy.

X.	PROHIBITION ON INSIDER TRADING

All Staff Members are required to refrain from engaging in personal transactions in securities or trading on behalf of any Investment Vehicle on the basis of material nonpublic information about Advisory Clients, their affiliates, or the issuers of any securities. Personal transactions also may not be made on

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the basis of material nonpublic information about LSV or its affiliates. This section provides basic information to assist Staff Members in determining if they are in possession of inside information.

What is “Material” Information?

Information is material when there is a substantial likelihood that a reasonable investor would consider it important in making his or her investment decisions. Generally, if disclosing certain information will have a substantial effect on the price of a company’s securities, or on the perceived value of the company, or of a controlling interest in the company, the information is material. However, information may be material even if it does not have any immediate direct effect on price or value.

What is “Nonpublic” Information?

Information about a publicly-traded security or issuer is “public” when it has been disseminated broadly to investors in the marketplace. Tangible evidence of such dissemination is the best indication that the information is public. For example, information is public after it has become available to the general public through a public filing with the SEC or other governmental agency, the Dow Jones “tape”, the Wall Street Journal or other publication of general circulation or televised or electronic media, including social media platforms, and after sufficient time has passed so that the information has been disseminated widely.

Information about securities that are not publicly traded, or about the issuers of such securities, is not ordinarily disseminated broadly to the public. However, for purposes of this Policy, such private information may be considered “public” private information to the extent that the information has been disclosed generally to the issuer’s security holders and creditors. For example, information contained in a private placement memorandum to potential investors may be considered “public” private information with respect to the class of persons who received the memorandum, but may still be considered “nonpublic” information with respect to creditors who were not entitled to receive the memorandum. As another example, a controlling shareholder may have access to internal projections that are not disclosed to minority shareholders; such information would be considered “nonpublic” information.

Who Is an Insider?

Unlawful insider trading occurs when a person with a duty not to take advantage of material nonpublic information violates that duty in connection with purchase or sale of a security. Whether a duty exists is a complex legal question. This portion of the Policy is intended to provide an overview only, and should not be read as an exhaustive discussion of ways in which persons may become subject to insider trading prohibitions.

Insiders of a company include its officers, directors (or partners), and employees, and may also include a controlling shareholder or other controlling person. A person who has access to information about the company because of some special trust or other confidential relationship with a company is considered a temporary insider of that company. Investment advisers, lawyers, auditors, financial institutions, and certain consultants and all of their officers, directors or partners, and employees are all likely to be temporary insiders of their clients.

Officers, directors or partners, and employees of a controlling shareholder may be temporary insiders of the controlled company, or may otherwise be subject to a duty not to take advantage of inside information.

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What is Misappropriation?

Misappropriation usually occurs when a person acquires inside information about Company A in violation of a duty owed to Company B. For example, an employee of Company B may know that Company B is negotiating a merger with Company A; the employee has material nonpublic information about Company A and must not trade in Company A’s shares or, in certain circumstances, shares of companies sufficiently comparable to Company A that news of the proposed merger would reasonably be expected to be material to investors in such companies.

As another example, Staff Members who, because of their association with LSV, receive inside information as to the identity of the companies being considered for investment by Investment Vehicles have a duty not to take advantage of that information.

What is Tipping?

Tipping is passing along material nonpublic information; the recipient of a tip becomes subject to a duty not to trade while in possession of that information. A tip occurs when an insider or misappropriator (the “tipper”) discloses material nonpublic information to another person, who knows or should know that the tipper was breaching a duty by disclosing the information and that the tipper was providing the information for an improper purpose. Importantly, the tipper may have no relationship with the subject issuer, and may have misappropriated the information through an illegal act such as fraudulent misrepresentations or breaching cybersecurity systems. Proper diligence on potential sources of information is therefore important.

What to do if you think you might have Inside Information

Though unlikely, it is possible that a Staff Member may receive material nonpublic information from an Advisory Client’s key persons concerning the Advisory Client’s publicly traded affiliate or its other investment decisions, from a data or service provider concerning itself or its discussions with other publicly traded companies, or other misappropriated or material non-public information, including from family members or social acquaintances outside of employment settings. Staff Members are required to immediately notify Compliance of any receipt of nonpublic information potentially material to any publicly traded company, regardless of whether the Staff Member is contemplating a personal securities transaction based on such information or otherwise taking advantage of such information.

If you think that you might have access to material, nonpublic information, you should take the following steps:

i. Report the information and proposed trade, if any, immediately to Compliance.

ii. Do not purchase or sell the implicated securities on behalf of yourself or others, including Investment Vehicles.

iii. Do not communicate the information inside or outside LSV, other than to Compliance.

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Acknowledgements

Staff Members make the following acknowledgement via the ComplySci platform.

I have read and I understand the Policy. I certify that I have, to date, complied and will continue to comply with the Policy and any amendments thereto, and applicable Federal securities laws. I understand that any violation may lead to sanctions, including my dismissal.

If applicable, I certify that the status of any account(s) I have previously reported to Compliance as accounts over which a third-party exercises investment discretion has not changed. PLEASE ONLY MAKE THIS ACKNOWLEDGEMENT IF YOU HAVE IDENTIFIED ACCOUNTS AS MANAGED.

I further certify that I am not disqualified from employment with an investment adviser as described in Section 9 of the 1940 Act.

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